U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    LUCENT TECHNOLOGIES INC.

2.  Name of person relying on exemption:
    LUCENT RETIREES ORGANIZATION

3.  Address of person relying on exemption:
    208 Richard Street  Cranford, NJ   07106

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec.
240.14a-6(g)(1)]

 (LRO logo)   LUCENT RETIREES ORGANIZATION  INC.
                   K.O. Raschke, President
   31 Pinetuck Lane, Winston-Salem, NC 27104   336-765-9765
                                              January 30, 2004
DEAR FELLOW LUCENT SHAREOWNER:

This letter, on behalf of the Lucent Retirees Organization, is to urge you to VOTE FOR a very important shareholder resolution, concerning shareholder approval of 'Golden
Parachute' and other senior executive severance agreements, that appears on Lucent's proxy card for the February 18th annual meeting.

PLEASE VOTE YOUR LUCENT PROXY FOR PROPOSAL NO. 5.  SUPPORT
PROXY NO. 5 TO ENSURE THAT SHAREHOLDERS PARTICIPATE IN THE
APPROVAL PROCESS OF GOLDEN PARACHUTE EXECUTIVE SEVERANCE
AGREEMENTS.

PROPOSAL No. 5 requests the Board of Directors to seek shareholder approval for future 'Golden Parachute' severance agreements exceeding 2.99 times an executive's base salary plus bonus.

Lucent's senior executive officers are covered by lucrative
'Golden Parachute' provisions that we believe are unjustifiably costly and contrary to long-term shareholder interests.

Even if there is no change in control, CEO Patricia Russo is entitled to a severance package worth at least $10 million if she is terminated for any reason except 'cause' (defined as unlawful or unethical behavior), death or disability. If Ms. Russo resigns "With Good Reason", or is terminated "Without Cause", she is eligible for a $6 million lump sum payment (two years salary plus target bonus), continued benefit coverage and equity vesting for two years, a minimum annual pension benefit of $740,000, plus the immediate vesting of 550,000 restricted shares and of options on an additional 1.2 million shares.

Ms. Russo can choose to resign and receive even more generous compensation (including "gross-up payments" to offset IRS excise taxes on excessive parachute payments) if there is a "Change in Control". "Change in Control" is defined by Lucent, in Alice-in-Wonderland fashion, to include situations where another entity acquires as little as 20% of the company's voting stock and never even makes a tender offer or takes actual control.

Because it is not always practical to obtain prior shareholder approval, PROPOSAL NO. 5 gives the company the option to seek shareholder approval AFTER the material terms are agreed upon. This avoids the need for any costly or disruptive delay that would result if the Board of Directors needed to call a special meeting of shareholders. Nevertheless, we believe that shareholders should at least be given a chance to ratify such agreements at the next regular annual meeting, thereby providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing, and voting on, these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

A nearly identical proposal received 59% of the vote at Verizon last year, leading that company to implement the policy. I hope you will join us and VOTE YOUR SHARES YES ON
PROPOSAL #5.

                                       Sincerely,


                                       /s/ Ken Raschke


THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE LUCENT RETIREES ORGANIZATION. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE LRO. PERMISSION TO QUOTE DOCUMENTS CITED IN THIS LETTER HAS NEITHER BEEN SOUGHT NOR OBTAINED.